The Aaron’s Company, Inc.

400 Galleria Parkway S.E., Suite 300

Atlanta, Georgia 30339

July 29, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Aaron’s Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K Furnished May 6, 2024

File No. 001-39681

Ladies and Gentlemen:

This letter responds to the comment letter dated July 15, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) and Form 8-K furnished May 6, 2024 (the “Form 8-K”). References to the “Company,” “we,” “us” and “our” refer to The Aaron’s Company, Inc., a Georgia corporation.

Below are the Company’s responses. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis

Segment Performance – Years Ended December 31, 2023 and 2022, page 51

1.

Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. As an example, you cite multiple factors which caused a decline in your lease revenues and fees and retail sales during the year ended December 31, 2023 without quantification that would allow users to understand the impact of each material factor. Refer to Item 303(b) of Regulation S-K and Section III.B of Release No. 33-8350.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2024

Response: In response to the Staff’s comment, the Company will quantify each such material factor in its future filings with the Commission to enhance an investors’ understanding of the magnitude and relative impact of each such material factor.

Notes to Consolidated Financial Statements

Note 7: Leases, page 88

2.

We note your disclosure that all of the customer lease agreements are considered operating leases. Please tell us your consideration of the factors in ASC 842-10-25-2 in coming to this determination. Also consider expanding your summary of significant accounting policies to include factors considered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in accounting for our customer lease agreements as operating leases, we considered the following factors set forth in ASC 842-10-25-2, none of which are met with respect to the Company’s lease agreements:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

Under ASC 842-10-30-1, the lease term is defined as the noncancellable period for which a lessee has the right to use an underlying asset together with all of the following:

(i)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option;

(ii)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and

(iii)	periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.

The Company’s customer lease agreements do not transfer ownership of the underlying asset to the lessee by the end of the lease term. Please see the discussion below about options to purchase the underlying assets through our lease ownership plan or early purchase option.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2024

Under the Company’s customer lease agreements, the customer agrees to a lease term that is never more than 30 days and an ownership plan is established under which the customer has the option to pursue ownership of the underlying asset by electing to renew their lease term a specified number of times, typically 12, 18, or 24 times. The Company’s customer lease agreements grant customers the option to purchase the underlying assets by either i) completing the ownership plan by electing to renew their lease term the specified number of times or ii) exercising an early purchase option in advance of completing the ownership plan. Alternatively, the customer may choose not to renew the lease agreement and return or surrender (at the Company’s expense of retrieving) the underlying asset without penalty at any time. The customer lease agreement also does not contain a purchase option that the Company can exercise unilaterally to force the customer to purchase the underlying asset.

Based on our historical experience, i) there is no economic incentive for the customer to exercise such purchase options since the aggregate payments necessary to purchase the underlying asset would result in the customer paying a price greater than or equal to the asset’s fair value at lease commencement and ii) our customers have not exercised either type of purchase option with sufficient frequency to support that exercise of purchase options is reasonably certain.

c.

The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

The Company’s contractual lease terms do not exceed 30 days initially and can be up to 30 days upon each renewal. Based on our experience with historical renewals, periods covered by options to renew lease terms are not reasonably certain to constitute a major part of the remaining economic life of the underlying assets. As a result, the lease terms are not for the major part of the remaining economic life of the underlying asset.

d.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.

Based on our experience, the present value of the sum of the lease payments for a lease term does not equal or exceed substantially all of the fair value of the underlying assets. The Company’s customers do not provide any guarantees of residual values nor does the Company obtain third party guarantees of the residual value.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2024

The Company leases furniture, electronics and appliances, none of which are of such a specialized nature that they are expected to have no alternative use to the Company at the end of the lease term.

Based on the above analysis, none of the factors set forth in ASC 842-10-25-2 are met with respect to the Company’s customer lease agreements. As a result, in accordance with ASC 842-10-25-3, the Company accounts for its customer lease agreements as operating leases.

In response to the Staff’s comment, in future filings of the Company’s consolidated financial statements, the Company will include the following disclosure in our Revenue Recognition Footnote to explain the factors considered in classifying our customer lease agreements as operating leases:

The Company’s customer lease agreements provide for initial contractual terms up to 30 days, are not for the major part of the remaining economic life of the leased merchandise and are of such a nature that they have alternative use to other customers. Lease agreements can be renewed for additional terms of the same length. The leases do not transfer ownership by the end of the lease term. While lease agreements grant customers an option to purchase the leased merchandise by either renewing their lease agreements a specified number of times, typically 12, 18, or 24 times, or by exercising an early purchase option, our customers have not exercised such purchase options with sufficient frequency to support that their exercises are reasonably certain. The customer may choose to not renew the lease agreement and return or surrender the leased merchandise at any time without penalty. Therefore, our customer lease agreements are accounted for as operating leases within the scope of ASC 842, Leases.

Form 8-K Furnished May 6, 2024

Exhibit 99.1, page 1

3.

When presenting and discussing your non-GAAP measure of Adjusted EBITDA and your non-GAAP consolidated outlook measures, please present and discuss the comparable GAAP measure(s) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2024

Response: In response to the Staff’s comment, the Company confirms that, when presenting and discussing non-GAAP measures of Adjusted EBITDA and non-GAAP consolidated outlook measures in its future filings with the Commission, the Company will present and discuss the comparable GAAP measures with equal or greater prominence, in accordance with the requirements of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. For example, when presenting and discussing Adjusted EBITDA in a press release header, table, bullet point or paragraph, the Company will include the comparable GAAP measures with equal or greater prominence.

*    *    *    *    *    *    *

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 29, 2024

If you have any questions regarding the foregoing, please contact Rachel G. George, the Company’s Executive Vice President, General Counsel, Corporate Secretary, Chief Compliance Officer & Chief Corporate Affairs Officer, by telephone at (678) 402-3332 or by email at Rachel.George@aarons.com, or our legal counsel at Jones Day, Joel T. May, by telephone at (404) 581-8967 or by email at jtmay@jonesday.com.

Sincerely,

The Aaron’s Company, Inc.

/s/ C. Kelly Wall
C. Kelly Wall
Chief Financial Officer

cc:	Joel T. May (Jones Day)